January 8, 2008

Michael R. Burwell
General Partner
Redwood Mortgage Investors VIII
900 Veterans Blvd, Suite 500
Redwood City, CA 94063

>   **Re: Redwood Mortgage Investors VIII**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2006**
>   **Filed March 30, 2007**
>   **Form 10-Q for Quarterly Period Ended**
>   **September 30, 2007**
>   **Filed November 14, 2007**
>   **File No. 000-27816**

Dear Mr. Burwell:

We have reviewed your response letter dated December 19, 2008 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Financial Statements

5. Real Estate Held for Sale, page 46

1.   We have considered your response to our prior comment 1. Explain to us how the
        policies described in your response conform to the requirements of SFAS 144.
        Specifically, it appears from your disclosure in footnote 5 to your financial
        statements that you own several operating properties that are held for sale. We
        are unclear how you are applying the guidance in paragraphs 41 through 44 of
        SFAS 144 in these instances. Additionally, you have several properties that have
        been held for sale in excess of one year that remain held for sale. We are unclear
        how you are applying paragraph 31 of SFAS 144 in these instances. In your
        response make specific references to the guidance in SFAS 144 and any other
        authoritative accounting literature to support your position.

        Please respond to the comment included in this letter within ten business days.
Please submit your response on EDGAR. If you have any questions, you may contact
Robert Telewicz, Staff Accountant at (202) 551-3438, or the undersigned at (202)551-
3629.

                                Sincerely,

                                Kevin Woody
                                Accounting Branch Chief